miax®

August 22, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2023-13 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-13 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 08/22/23	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

23007950

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: August 22, 2023

By: Deborah L. Carroll
Deborah L. Carroll
SVP, Associate General Counsel

Subscribed and sworn before me this 22nd day of August, 2023.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

<u>Response</u>:

Attached is a list of the members of the Exchange as of August 21, 2023, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300
Omaha NE 68118
Tele #: (402) 384-6100

Approval Date: 4/11/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8-53595
CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 8/1/2022
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66612
CRD #: 132605

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-34344
CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

CUTLER GROUP, LLC

101 Montgomery Street, Ste. 700
San Francisco CA 94104
Tele #: (415) 293-3956

Approval Date: 11/2/2015
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-42415
CRD #: 31730

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015
Membership Activities:
Market Maker
International Tele #

SEC #: 8-51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

GTS SECURITIES LLC

	Approval Date: 2/25/2020	SEC #: 8-68126
545 Madison Avenue, 15th Fl.	**Membership Activities:**	CRD #: 149224
New York NY 10022	Primary Lead, Lead & Registered Market Maker	
Tele #: (212) 715-2830	International Tele #	

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor	Approval Date: 3/29/2017	SEC #: 8-68430
3 World Trade Center	**Membership Activities:**	CRD #: 152144
New York NY 10007	Registered Market Maker	
Tele #: (212) 293-1444	International Tele #	

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

	Approval Date: 8/26/2014	SEC #: 8-52600
233 South Wacker Drive, Ste. 4300	**Membership Activities:**	CRD #: 104143
Chicago IL 60606	Primary Lead, Lead & Registered Market Maker	
Tele #: (312) 244-3300	International Tele #	

INSTINET, LLC

Worldwide Plaza	Approval Date: 3/27/2013	SEC #: 8-23669
309 West 49th Street	**Membership Activities:**	CRD #: 7897
New York NY 10019	Order Entry & Clearance	
Tele #: (212) 310-9500	International Tele #	

INTERACTIVE BROKERS LLC

	Approval Date: 12/7/2012	SEC #: 8-47257
One Pickwick Plaza - 2nd Floor	**Membership Activities:**	CRD #: 36418
Greenwich CT 06830	Order Entry & Clearance	
Tele #: (203) 618-5710	International Tele #	

J.P. MORGAN SECURITIES LLC

	Approval Date: 12/7/2012	SEC #: 8-35008
383 Madison Avenue	**Membership Activities:**	CRD #: 79
New York NY 10179	Order Entry & Clearance	
Tele #: (212) 272-2000	International Tele #	

JANE STREET CAPITAL, LLC

	Approval Date: 4/2/2018	SEC #: 8-52275
250 Vesey Street - 5th Floor	**Membership Activities:**	CRD #: 103782
New York NY 10281	Order Entry	
Tele #: (646) 759-6000	International Tele #	

JANE STREET OPTIONS, LLC

	Approval Date: 4/2/2018	SEC #: 8-66813
250 Vesey Street - 5th Floor	**Membership Activities:**	CRD #: 134159
New York NY 10281	Registered Market Maker & Order Entry	
Tele #: (646) 759-6000	International Tele #	

JEFFERIES LLC

	Approval Date: 9/15/2014	SEC #: 8-15074
520 Madison Avenue - 11th Floor	**Membership Activities:**	CRD #: 2347
New York NY 10022	Order Entry & Clearance	
Tele #: (212) 284-2300	International Tele #	

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019
SEC #: 8-52989
CRD #: 106124
Membership Activities:
Registered Market Maker
International Tele #

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 12/7/2012
SEC #: 8-48255
CRD #: 38455
Membership Activities:
Order Entry
International Tele #

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
SEC #: 8-15869
CRD #: 8209
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
SEC #: 8-66083
CRD #: 128030
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015
SEC #: 8-8-50422
CRD #: 43773
Membership Activities:
Order Entry
International Tele #

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
SEC #: 8-17574
CRD #: 7560
Membership Activities:
Order Entry & Clearance
International Tele #

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012
SEC #: 8-66826
CRD #: 134284
Membership Activities:
Order Entry & Clearance
International Tele #

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
SEC #: 8-68556
CRD #: 153585
Membership Activities:
Order Entry
International Tele #

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016
SEC #: 8-37520
CRD #: 33875
Membership Activities:
Registered Market Maker
International Tele #

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605
Tele #: (312) 235-0320

Approval Date: 11/28/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65860
CRD #: 126201

Total BD Firms **45**